

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

DIVISION OF
CORPORATION FINANCE

March 29, 2010

<u>Via U.S. Mail</u>

Lori Barland
President
Amhearst Glen, Inc.
3481 Golden Creek Circle
Riverton, Utah 84065

> **Re: Amhearst Glen, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 17, 2010**
> **File Number 333-164243**

Dear Ms. Barland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to prior comment 6. On pages 3 and 7, you refer to the "Harold, Esq. Ltd. Client Trust Account". Please revise accordingly.

2.   The table on page 4 now indicates that the minimum number of shares
        offered is "100,000". In addition, the penultimate risk factor on page 12 now
        refers to "2,000,000 Common Shares to be sold". Please revise your filing
        to ensure that the minimum, maximum and total number of shares being
        offered is correctly reflected throughout.

3.   The statement at the bottom of the page 4 now reads, "Subject to completion,
        dated Dec. 7, 2009". Please clarify or revise accordingly.

4.   We note revised disclosure on pages 3 and 7 that now reads "within of the
        effective date of th e initial prospectus" (*sic*). Please revise to include the
        number of days.

5.   Please provide an updated auditor's consent with your next amendment.

Item 3 – Summary Information and Risk Factors, page 6

The Offering, page 7

6.   We refer you to our prior comment 7 in our February 3, 2010 comment letter
        and we substantially reissue the comment. Although your response letter
        filed March 17, 2010 indicates "language revised" in response to this
        comment, the language "[a]ll subscription agreements and checks are
        irrevocable" still appears on pages 7 and 16. Advise us how, under
        applicable state law, the offer to subscribe to purchase shares can legally be
        an irrevocable offer to purchase those shares. We may have further
        comment.

7.   We note your revised disclosure in response to our prior comment 10. Please
        also revise the related disclosure on page 3 accordingly.

Risk Factors, page 9

8.   Many of your risk factors contain language such as "results in no assurance"
        and "there can be no assurance". The risk factors must discuss the nature of
        the specific risk, rather than your ability to provide assurance. Please remove
        all such disclosure and revise your risk factors accordingly to address the
        particular risk rather than your ability to offer assurance

Exhibit 5a

9.   We note the opinion of counsel was revised in response to our February 3,
        2010 comments. However, the revised opinion remains dated "January 6,
        2010". Please provide a properly updated opinion of counsel with your next
        amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys
your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of
the disclosure in the filing to be certain that the filing includes all information
required under the Securities Act of 1933 and that they have provided all
information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures
they have made.

        Notwithstanding our comments, in the event the company requests
acceleration of the effective date of the pending registration statement, it should
furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to
all information you provide to the staff of the Division of Corporation Finance in
connection with our review of your filing or in response to our comments on your
filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or Chris White, Accounting Branch Chief at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Harold Gewerter, Esq.
        (702) 382-1759